| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057387

| SEC FILE NUMBER |
|---|
| 8-52275 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jane Street Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, 33rd Floor
(No. and Street)

New York (City) | New York (State) | 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri | (212) 651-6023 (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name)*

750 Third Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC Mail Processing Section
MAR 02 2009
Washington, DC
109

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



AB 3/20

# OATH OR AFFIRMATION

I, Robert Granieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Jane Street Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

Kronemer Barry Jacob
Notary Public, State of NY
No. 02KR6089598
Qualified in New York County
Commission Exp. 5/1/2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

# JANE STREET CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

**JANE STREET CAPITAL, LLC**

**CONTENTS**
**December 31, 2008**

**Eisner**

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Capital, LLC

We have audited the accompanying statement of financial condition of Jane Street Capital, LLC (the "Company") (a wholly owned subsidiary of Jane Street Holding, LLC) as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Jane Street Capital, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2009

# JANE STREET CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2008**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 1,722,597 |
| Securities owned, at fair value | | |
| Securities | | 2,113,593,609 |
| Options | | 63,649,234 |
| Municipal bonds | | 48,679,907 |
| Corporate bonds | | 124,358,621 |
| Government bonds | | 5,957,470 |
| Fixed assets (net of accumulated depreciation of $10,720,569) | | 10,785,125 |
| Due from affiliates | | 13,296,438 |
| Other assets | | 1,587,194 |
| **Total assets** | $ | 2,383,630,195 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities: | | |
| Securities sold, not yet purchased, at fair value | | |
| Securities | $ | 1,000,425,135 |
| Options | | 27,013,328 |
| Corporate bonds | | 463,888,983 |
| Government bonds | | 89,064,925 |
| Due to broker | | 273,957,462 |
| Due to Parent | | 64,388,999 |
| Accrued expenses and other liabilities | | 7,087,851 |
| **Total liabilities** | | 1,925,826,683 |
| Member's equity | | 457,803,512 |
| **Total liabilities and member's equity** | $ | 2,383,630,195 |

See Notes to Statement of Financial Condition

## 1. Nature of operations

Jane Street Capital, LLC (the "Company"), a wholly owned subsidiary of Jane Street Holding, LLC (the "Parent"), is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer on the principal United States securities exchanges. The Company is a member of the NYSE Alternext, Chicago Mercantile Exchange and the Archipelago Exchange (the "ARCA").

## 2. Summary of significant accounting policies

*Basis of Presentation*

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

*Cash*

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

*Securities owned and Securities sold, not yet purchased, at fair value*

Securities owned and securities sold, not yet purchased, are valued at their market prices. Options owned and options sold, not yet purchased are valued at the average of the last bid and ask prices at December 31, 2008. All resulting unrealized gains and losses are reflected in Member's equity.

*Translation of Foreign Currencies*

Securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation.

*Income Taxes*

The Company is a single member limited liability company and a disregarded entity for United States federal, state and city income tax purposes; therefore, no tax provision has been made in the accompanying financial statement for United States federal, state and city income taxes.

The Company is responsible for paying taxes to the Japanese government, in connection with its branch office in Japan.

**2. Summary of significant accounting policies (continued)**

*FAS 157*

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

*New Pronouncements*

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will also be required. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statement. Management has not assessed the impact of FIN 48 on its financial position and has not determined if the adoption of FIN 48 will have a material effect on this financial statement.

**3. Fair Value of Financial Instruments**

The Company adopted SFAS No. 157, "Fair Value Measurements," on January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company's financial statements.

| | Fair Value | Fair Value Hierarchy |
|---|---|---|
| Assets | | |
| Securities | $ 2,113,434,666 | Level 1 |
| Securities | 158,943 | Level 2 |
| Options | 63,649,234 | Level 1 |
| Municipal bonds | 48,679,907 | Level 2 |
| Corporate bonds | 97,611,746 | Level 1 |
| Corporate bonds | 26,746,875 | Level 2 |
| Government bonds | 5,957,470 | Level 1 |
| Total | $ 2,356,238,841 | |
| Liabilities | | |
| Securities | $ 1,000,424,839 | Level 1 |
| Securities | 296 | Level 2 |
| Options | 27,013,328 | Level 1 |
| Corporate bonds | 298,918,016 | Level 1 |
| Corporate bonds | 164,970,967 | Level 2 |
| Government bonds | 89,064,925 | Level 1 |
| Total | $ 1,580,392,371 | |

**4. Due to broker and concentration of credit risk**

The clearing and depository operations for the Company's securities transactions are provided by one broker. For financial reporting purposes, amounts Due to broker have been offset against amounts due from broker for Securities sold, not yet purchased.

At December 31, 2008, all of the Securities owned and Securities sold, not yet purchased, and the amounts Due to broker reflected in the Statement of Financial Condition are security positions with and amounts due to this broker. The securities serve as collateral for the amounts due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, Securities owned and Securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 8).

**5. Related party transactions**

The Company's Parent provides administrative services and pays payroll expenses on behalf of the Company. Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates, and these are reflected in the Due from affiliates.

**6. Regulatory requirements**

As a registered broker-dealer and member of the American Stock Exchange, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness or an amount based on market-maker activity, as defined. At December 31, 2008, the Company had net capital of $292,995,662, which exceeded the requirement of $4,765,122 by $288,230,540.

**7. Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

**8. Derivative financial instruments**

The Company's activities include the purchase and sale of options, futures and forward currency contracts, and Contracts for Differences ("CFDs"). These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. Management believes that any risk is significantly minimized through its hedging strategies. All derivative positions are reported in the accompanying Statement of Financial Condition at fair value.

**9. Subordinated Borrowing**

The Company had a $40,000,000 revolving subordinated loan (the "Agreement") with Custodial Trust Company that matured on November 15, 2008. In March 2008, the Company repaid the outstanding principal balance and interest. The Company did not renew the Agreement.

## 10. Commitments

At December 31, 2008, the Company is obligated under three noncancelable operating leases for office space expiring at various times through May 2017. The leases contain provisions for escalations based on certain costs incurred by the lessors.

The combined future aggregate minimum rental commitments under the leases are as follows:

Year ending December 31,

| | |
|---|---|
| 2009 | $ 1,603,748 |
| 2010 | 1,530,626 |
| 2011 | 1,517,015 |
| 2012 | 1,517,015 |
| 2013 | 1,517,015 |
| Thereafter | 5,183,133 |
| | $12,868,552 |

## 11. Subsequent Events

Subsequent to December 31, 2008, the Member withdrew $20,000,000 of capital.